SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-13393

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Choice Hotels International, Inc.

10750 Columbia Pike, Silver Spring, Maryland 20901

Financial Statements and Exhibits

(a) Financial Statements

Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) became effective as of October 15, 1997. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan for the year ended December 31, 2005.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Report of Independent Registered Public Accounting Firm on Financial Statements and Supplemental Schedule

As of December 31, 2005 and 2004 and for the year ended December 31, 2005

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

December 31, 2005 and 2004

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Choice Hotels

    International, Inc. Retirement, Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

McLean, VA

June 22, 2006

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value
Mutual funds	$29,638,964	$23,789,642
Common collective trusts	5,744,703	5,380,859
Common stock	15,790,316	11,060,257
Participant loans	697,708	509,177
Cash and money market	81,852	74,157

	51,953,543	40,814,092

Receivables
Employer contributions, net	1,876,985	1,531,673
Accrued interest and dividends	8,381	7,340

Net assets available for benefits	$53,838,909	$42,353,105

The accompanying notes are an integral part of these financial statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$5,755,097
Participant loan interest	33,640
Dividends and interest	1,680,347

7,469,084

Contributions:
Participant	3,727,758
Employer, net	1,876,221
Rollover	362,067

Total additions	13,435,130

Deductions:
Deductions from net assets attributed to:
Participant directed expenses	(4,370)
Benefits paid to participants	(1,944,956)

Total deductions	(1,949,326)

Net increase	11,485,804

Net assets available for benefits:
Beginning of period	42,353,105

End of period	$53,838,909

The accompanying notes are an integral part of these financial statements.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

1.	Description of the Plan

Choice Hotels International, Inc. (“Choice” or the “Company”) is in the business of hotel franchising. Choice franchises approximately 5,200 hotels operated under the following brand names: Comfort Inn, Comfort Suites, Quality, Clarion, Sleep Inn, Econo Lodge, Rodeway Inn, Mainstay Suites, Suburban Extended Stay Hotel and Flag Hotels. The Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the “Plan”) is a defined contribution, salary deferral plan available to the eligible employees of Choice. Merrill Lynch Trust Company (“Merrill Lynch”) is the Plan trustee.

The following description of the Plan provides only general information, and participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective October 15, 1997, and was restated and amended in its entirety effective January 1, 2001. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and contributions

All employees of Choice are eligible to participate in the Plan if they:

•	Are at least 21 years of age

•	Have completed 3 months of service

Participants may elect to contribute up to a maximum amount per calendar year subject to IRS limitations, which was $14,000 in 2005. Catch-up contributions up to a maximum of $4,000 were allowed during 2005 under IRS regulations for participants who were age 50 or older. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds, one common/collective trust, Choice Hotels International, Inc. common stock (“Choice common stock”) and a self-directed brokerage option as investment options for participants. Employee contributions are recorded in the period during which the Company makes payroll deductions from the participant’s eligible earnings.

Choice matches the employees’ contributions, up to a total match of 6 percent of the employees’ eligible earnings. Company matching contributions are made in the form of Choice common stock on an annual basis, as described in the Plan document. As a result, participants’ accounts may be credited with fractional shares. Choice common stock held by the Trustee on behalf of each participant shall be voted by the Trustee as directed by the participant to whose accounts such stock is credited. Fractional shares may be combined and voted by the Trustee to the extent possible to reflect the instructions of the participant credited with such shares. Participants may immediately elect to redirect the Company matching contribution to any of the various investment options offered by the Plan.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

For employees hired on or before December 31, 1999, the following Company matching contributions apply:

Length of service	Percentage match
1 – 5 years	50%
6 – 9 years	75%
10 years or more	100%

Employees hired on or after January 1, 2000 receive a 50 percent Company match, with no length of service adjustment.

Each participant account is credited with participant contributions and allocations of the Company’s matching contributions and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures

Choice has the right to apply amounts forfeited by employees to reduce future Company matching contributions. At December 31, 2005 and 2004, the fair value of forfeitures held by the Plan was $34,139 and $57,320, respectively. During 2005, the forfeiture account increased as a result of participant forfeitures and earnings thereon of $33,375 and decreased when the Company used $56,556 of the account balance to reduce the employer matching contribution made to the Plan. In 2006 through March 31, the Company used $1,494 of the forfeiture account balance to reduce the employer matching contribution made to the Plan.

Payment of benefits and vesting

Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Choice contributions and related earnings at 20 percent per year beginning at the end of their first year, resulting in full vesting at the end of their fifth year.

On termination of service due to death, disability or retirement, a participant may elect to receive either a cash lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual, semi-annual, quarterly, or monthly installments over a fixed period not to exceed twenty years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution only.

Upon separation from service, a participant may also elect that all or a portion of the participant’s common stock account be distributed in the form of shares of Choice common stock, with voting rights applicable to that stock. Such distribution is made entirely in whole shares and any partial shares held by the participant will be distributed in the form of cash.

Participants who leave Choice with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable Federal and state tax provisions. If the participant’s balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

Participant Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant’s vested account balance. Interest rates are equal to 1 percent above the Prime Rate on the date the loan is issued and there is a $50 processing fee per loan. Participants may not have more than one loan outstanding at any time. Each loan by its terms shall be required to be repaid within five (5) years of the date the loan is made; provided however, that a residential home mortgage loan may, in the discretion of the Administrative Committee, be repaid over a reasonable period of time in excess of five (5) years.

2.	Summary of Significant Accounting Policies

Use of estimates

The Plan’s financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value based on quoted market prices at the statement of net assets available for benefits date. The investment in the common collective trust is valued at the units of participation in the common collective trust which approximates fair value as determined by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest earned on investments is recorded on an accrual basis. All income (losses) are allocated daily to participant accounts.

Participant loans are valued at cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Risks and uncertainties

The Plan provides for various mutual fund investment options in stocks, bonds, money market, and fixed income securities as well as for direct common stock investment. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Investment management fees are netted against investment earnings in each fund. Participant accounts are also charged loan-processing fees and self-directed investment account fees. Trustee fees and certain administrative expenses of the Plan are currently paid by Choice. Choice currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Choice.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

Payment of benefits

Benefit claims are recorded when paid.

3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2005	2004
AllianceBernstein Growth and Income Fund	$2,759,029	$1,966,982	**
AllianceBernstein Premier Growth Fund	3,126,346	3,108,010
Allianz NJF Small Cap Value Fund	3,443,962	2,551,877
Choice Hotels International, Inc. Common Stock*	15,714,164	10,930,811
Merrill Lynch International Value Fund	3,189,119	2,821,951
Merrill Lynch S&P 500 Index Fund	3,236,045	2,518,516
Merrill Lynch Retirement Preservation Trust	5,744,703	5,380,859
Pimco Total Return Fund	4,238,642	3,095,982

*	Nonparticipant-directed investment
**	Investment balance does not exceed 5% of net assets at December 31, 2004.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$989,038
Common stock	4,766,059

$5,755,097

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2005	2004
Net assets
Choice Hotels International, Inc. common stock	$15,714,164	$10,930,811

		Year ended December 31, 2005
Balance beginning of period		$10,930,811
Changes in net assets
Contributions		1,732,149
Dividends		182,388
Net appreciation		4,793,404
Benefits paid to participants		(528,615)
Transfers to participant-directed investments, net		(1,395,973)

Balance end of period		$15,714,164

5.	Federal Income Tax Status

Management believes that the Plan, as designed and operated, is in compliance with the applicable requirements of Section 401 (a) of the Internal Revenue Code. On April 7, 2003, the Plan received a favorable determination letter from the Internal Revenue Service, which stated that the Plan is designed in accordance with applicable sections of the Internal Revenue Code and the related trust established under the Plan is tax-exempt. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. As such, no provision for income taxes has been included in the Plan’s financial statements.

6.	Plan Termination

Although it has not expressed any intent to do so, Choice has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the Choice matching contributions and earnings thereon.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Notes to Financial Statements

December 31, 2005 and 2004

7.	Related-Party Transactions

The investment in Choice common stock constitutes a party-in-interest transaction, as Choice is the Plan sponsor. Total purchases and sales of Choice common stock during 2005 were $2,483,326 (43,377 shares) and $2,326,185 (39,584 shares), respectively. In addition, in-kind distributions of $59,217 (2,744 shares) were made during the year. During 2005, the Company declared a 2-for-1 stock split which increased the number of shares held by the Plan by 186,786 shares. As of December 31, 2005 and 2004, the Plan held 376,297 and 188,462 shares of Choice common stock with a fair value of $15,714,164 and $10,930,811, respectively.

In addition, certain Plan investments are shares of mutual funds and a common collective trust managed by Merrill Lynch. As Merrill Lynch is the trustee, these transactions also qualify as party-in-interest transactions.

8.	Subsequent Events

Effective January 1, 2006, the Plan elected Safe Harbor provisions provided for in the Plan agreement. Pursuant to these provisions, the Company matching contribution was adjusted to be an amount equal to 100% of the participant’s contributions up to 3% of eligible compensation, plus 50% of the participant’s contributions on the next 2% of eligible compensation. Company matching contributions will be made each pay period.

Employees hired on or before December 31, 1999 will receive an additional discretionary matching contribution on the next 1% of eligible compensation. The discretionary matching contribution will be credited as follows:

Length of service	Percentage match
6 – 9 years	50%
10 years or more	200%

The discretionary matching contribution is credited to participants’ accounts during the first quarter of the following year. Participants will immediately vest 100% in the employer matching contributions and discretionary matching contributions. Participants will continue to vest in employer matching contributions made prior to January 1, 2006 in accordance with the vesting schedule described in Note 1.

9.	Impact of Recently Issued Accounting Standards

On December 29, 2005, The Financial Accounting Standards Board (FASB) released FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP). The FSP clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans. The FSP also establishes enhanced financial statement presentation and disclosure requirements for defined contribution plans subject to the FSP effective for financial statements for issued for periods ending after December 15, 2006.

Management intends to adopt the FSP in the Plan’s financial statements for the year ended December 31, 2006. The effect of the FSP on the Plan’s financial statements is expected to be enhanced financial statement presentation and disclosure requirements including the following:

•	Benefit-responsive investment contracts (investments in bank collective investment funds that hold benefit-responsive investment contracts) will be presented at fair value on the statement of net assets available for benefits and the amount representing the difference between fair value and contract value of the investment contracts (or bank collective investment fund) shall be presented on the face of the statement of net assets available for benefits as a single amount, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits shall be prepared on a basis that reflects income credited to participants in the Plan and net appreciation or depreciation in the fair value of only those investment contracts that are not deemed to be fully benefit responsive.

Choice Hotels International, Inc.

Retirement, Savings and Investment Plan

Schedule of Assets (Held at End of Year)

December 31, 2005 and 2004

Identity of Issue	Description	Cost	Current Value
AllianceBernstein Growth and Income Fund	Mutual fund	$2,484,035	$2,759,029
AllianceBernstein Premier Growth Fund	Mutual fund	3,657,521	3,126,346
American Growth Fund of America R3	Mutual fund	2,049,758	2,499,531
Fidelity Advisor Small Cap Fund	Mutual fund	1,283,533	1,485,564
ING International Small Cap Growth Fund	Mutual fund	965,936	1,318,345
Merrill Lynch Balanced Capital Fund*	Mutual fund	1,910,104	1,558,491
Merrill Lynch S&P 500 Index Fund*	Mutual fund	3,028,543	3,236,045
Merrill Lynch International Value Fund *	Mutual fund	2,815,678	3,189,119
Allianz NJF Small Cap Value Fund	Mutual fund	2,896,550	3,443,962
Allianz RCM Global Technology Fund	Mutual fund	403,769	346,440
Pimco Total Return Fund	Mutual fund	4,310,772	4,238,642
Van Kampen Equity & Income Fund	Mutual fund	2,168,331	2,437,450
Merrill Lynch Retirement Preservation Trust*	Common/collective trust	5,744,703	5,744,703
Choice Hotels International, Inc. Common Stock*	Common stock	5,635,683	15,714,164
Money Market	Money market	81,852	81,852
Self-Directed Account	Common stock	76,152	76,152
Participant Loans **	Participant Loans	—	697,708

Total assets held for investment purposes			$51,953,543

*	Denotes a party-in-interest.
**	Maturing at various dates ranging from January 2006 to June 2035 with interest rates ranging from 5.0% to 10.5%.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 29, 2006	CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT, SAVINGS & INVESTMENT PLAN

	By:	/s/ THOMAS MIRGON
Thomas Mirgon Senior Vice President, Human Resources and Administration Choice Hotels International, Inc.